Exhibit 99.2

NorZinc Ltd.
Suite 1710, 650 West Georgia Street
Vancouver, British Columbia V6B 4N9

INFORMATION CIRCULAR

(As at April 18, 2019, except as otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of NorZinc Ltd. (the “Company”) for use at the annual general meeting of the holders of common shares of the Company to be held on Thursday, June 6, 2019 and at any adjournments thereof (the “Meeting”). The solicitation will be conducted by mail and may be supplemented by telephone, electronic or other personal contact to be made without special compensation by directors, officers and employees of the Company. The cost of solicitation will be borne by the Company.

NOTICE-AND-ACCESS

The Company has elected to use the notice and access provisions (“Notice and Access Provisions”) for the Meeting pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) with respect to the mailing to its non-registered (beneficial) shareholders. The Notice and Access Provisions allow the Company to post proxy-related materials both on SEDAR and a non-SEDAR website, rather than delivering the materials by mail. Shareholders will receive a Notice of Meeting and a form of proxy or voting instruction form and may choose to receive a printed paper copy of the Information Circular.

The Company is not using procedures known as ‘stratification’ in relation to the Notice and Access Provisions. Stratification occurs when a reporting issuer using the Notice and Access Provisions provides a paper copy of the Information Circular to some, but not all, shareholders with the Notice of Meeting.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy in the accompanying form will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters specified in the Notice of Meeting for this Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this

Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of common shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the common shares they own are not registered in their names but are instead registered in the name of a nominee such as a brokerage firm, bank or trust company through which they purchased the common shares. More particularly, a person is not a registered shareholder in respect of common shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of NI 54-101, the Company has distributed copies of the Notice of Meeting, the proxy and other materials (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Non-Registered Holders may be either “objecting beneficial owners” (“OBOs”) or “non-objecting beneficial owners” (“NOBOs”), as such terms are defined in NI 54-101. The Company is not mailing directly to NOBOs and has forwarded the Meeting Materials to the Intermediaries to do so. The Company intends to pay for Intermediaries to deliver the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to the OBOs.

As stated above, Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the Company's registrar and transfer agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar- code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as set out herein, to the knowledge of the management of the Company, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management for election as a director of the Company, and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value, of which as at the record date for the Meeting, April 18, 2019, a total of 370,898,330 common shares were issued and outstanding. The holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on the record date for the Meeting will be entitled to receive notice of and vote at the Meeting. The Company has only one class of shares.

Other than as set out below, to the knowledge of the directors and executive officers of the Company, as at the record date for the Meeting, no person or entity beneficially owns, controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to the common shares of the Company:

Name of Owner	Number of Common Shares	Percentage
RCF VI CAD LLC	151,630,000	40.9%

*Based on filings made on the System for Electronic Disclosures by Insiders (www.sedi.ca) website as of the Record Date.

MAJORITY VOTING POLICY DISCLOSURE

As required by the policies of the Toronto Stock Exchange (the "TSX"), the Board of Directors of the Company adopted a majority voting policy (the "Majority Voting Policy"). In accordance with the requirements of the TSX, the Majority Voting Policy provides as follows:

  In an election of directors, other than at a Contested Meeting (as defined below), any director who receives a greater number of shares withheld, than shares voted in favour of his or her election, must immediately tender his or her resignation ("Resignation") to the Board of Directors.

  The Board shall determine whether or not to accept the Resignation within 90 days after the date of the relevant meeting.

  The Board shall accept the Resignation absent exceptional circumstances.

  The Resignation will be effective when accepted by the Board.

  The director tendering the Resignation will not participate in any Board or committee meeting at which the Resignation is considered.

  The Company shall promptly issue a news release with the Board's decision regarding the Resignation and send a copy to the TSX.

  If the Resignation is not accepted, the news release shall fully state the reasons for that decision.

For the purposes of the Majority Voting Policy, a "Contested Meeting" is a meeting at which the number of directors nominated for election is greater than the number of seats available on the Board.

ELECTION OF DIRECTORS

Each director of the Company holds office until the next annual general meeting of shareholders or until his successor is elected or appointed.

At the Meeting, shareholders will be asked to fix the number of directors of the Company at seven (7).

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

The table on the following page provides the names of the directors proposed by management and information concerning them, as furnished by the individual proposed directors. The Company’s current Chairman, John F. Kearney, a director of the Company since 2001 and Chairman since 2003, will retire as Chairman at the conclusion of the Meeting and is not standing for re-election as a director.

In the absence of any instructions to the contrary, the Management Proxyholders intend to vote for the election of the proposed directors. Management does not contemplate that any of the proposed directors will be unable to serve as a director. The Board of Directors has an Audit Committee, a Compensation Committee and a Health &

Safety Committee. Members of these committees are as set out below. The Company does not have an Executive Committee of its Board.

Name, Jurisdiction
of Residence and
Position Held with		Date First Became Director of
the Company(1)	Principal Occupation During Preceding Five Years	the Company
Shelley Brown, Saskatchewan, Canada Director	Currently Director of Deloitte LLP and Stantec Inc.(2);Former Senior Auditor Partner, Deloitte LLP (Vancouver office) from 2001 to 2018.	N/A
Robert J. (Don) MacDonald British Columbia, Canada President, CEO and Director	President of the Company since May 16, 2018. Prior thereto, Acting President and Chief Executive Officer from 2016 to 2017, and Chief Financial Officer from 2010 to 2017 of KGHM International Ltd. (formerly QuadraFNX Mining Ltd.); and previously, Chief Financial Officer of NovaGold Resources Inc. from 2003 to 2010.	June 2018
Dave Nickerson(3),(4),(5) Northwest Territories, Canada Director	Professional Engineer, Mining consultant; previously Chairman of Northwest Territories Water Board; Member of Parliament, Member of NWT Legislative Assembly; Government Minister.	March 2004
Anita Perry(4) Alberta, Canada Director	VP of Communications and External Affairs at BP Canada since 2005.	November 2018
Malcolm J. A. Swallow(5) British Columbia, Canada Director	Professional Engineer, BC (Mining Engineering); Consultant; Director, Silvercorp Minerals Inc. from 2013 to 2017; and prior to 2012, Director of Inter-Citic Minerals.	June 2016 (prior thereto, Mr. Swallow served as a Director between 2000 – 2003)
Ian R. Ward(3),(4) Ontario, Canada Director	Professional Engineer (Ontario) Retired. Senior Advisor and Vice President Metallurgy and Processing, Kinross Gold Corporation from 2010 to 2015; prior thereto Senior Vice President, Project Development, Mustang Minerals Corp.; and previously President and Principal Metallurgist, Micon International Limited.	June 2016
John M. Warwick(3),(5)(6) Ontario, Canada Director	Financial Consultant (CFA); special advisor to Paradigm Capital Inc.; and Director, Sherritt International Corporation since 2017. Prior to 2015, Managing Director, Investment Banking, founding partner and Head of Corporate Finance, Paradigm Capital Corporation.	June 2016

(1)

The information as to jurisdiction of residence, principal occupation and common shares beneficially owned or, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective proposed directors individually.

(2)	Stantec Inc. is a reporting issuer in Canada, which trades on the Toronto Stock Exchange and the New York Stock Exchange. Shelley Brown is not a director of any other reporting issuers.
(3)	Member of the Audit Committee.
(4)	Member of the Health & Safety Committee.
(5)	Member of the Compensation Committee.
(6)	Member of the Nominating Committee.

The following table sets forth the shareholdings, to the best of Management’s knowledge, owned beneficially, directly or indirectly, by the Company’s directors and officers as of April 30, 2019. There were 370,898,330 common shares issued and outstanding as of April 30, 2019.

	Common Shares beneficially		Stock Options, DSUs, and RSUs
	owned, controlled or directed,	Percentage of Outstanding	owned, controlled or directed,
Name	directly or indirectly	Common Shares (%)	directly or indirectly
Don MacDonald	4,000,000	1.08	5,969,000
John F. Kearney	5,700,909	1.54	2,632,818
Shelley Brown	-	-	-
Dave Nickerson	173,000	0.05	1,206,277
Anita Perry	-	-	480,000
Malcolm J.A. Swallow	-	-	1,014,388
Alan B. Taylor	1,624,000	0.44	3,080,000
Ian Ward	15,000	-	1,014,388
John Warwick	100,000	0.03	1,014,388
Trevor L. Cunningham	335,000	0.09	2,610,000
Total	11,947,909	3.22	19,021,259

Other than Anita Perry, none of the proposed directors for election at the Meeting were nominated by a shareholder of the Company. Anita Perry, who was appointed to the Board in November 2018, was nominated by RCF VI CAD pursuant to its rights under the Amended and Restated Investor Agreement dated July 10, 2018.

Except as described below, to the knowledge of the Company, no proposed director:

(a)	is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any company (including the Company) that:

(i) was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, other than Dave Nickerson, Director, who was a Director of Tyhee Gold Corp. in respect of which a cease trade order was issued in September 30, 2015 for failure to file financial statements, which cease trade order remains in effect; or

(ii) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)	is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Dave Nickerson who was a Director of Tyhee Gold Corp., which became bankrupt in August, 2017; or

(c)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives of Executive Compensation

Compensation Committee and Compensation Philosophy

The Board has appointed a Compensation Committee which has responsibility for recommending compensation for the directors and senior management. Since June 2016, the Compensation Committee consisted of John Warwick, Malcolm Swallow and Dave Nickerson (all considered independent directors). The Compensation Committee’s responsibilities and composition are described below under the heading “Corporate Governance Disclosure – Compensation Committee.” Interested executives do not participate in reviews, discussions or decisions of the Compensation Committee or the Board of Directors regarding this remuneration.

The general compensation philosophy of the Company for executive officers, including for the CEO, is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Company to be successful, and to provide short -term and longer-term incentive compensation, such as the award of incentive bonuses and restricted share units and grant of stock options, which aligns the interest of executives with those of shareholders and encourages senior management to have a direct and identifiable impact on the performance of the Company and to develop and implement a long-range strategy.

The Company is primarily engaged in the exploration and development of its Prairie Creek property located in the Northwest Territories, Canada. The Company is considered to be in the exploration and development stage, given that its Prairie Creek property is not in production and, to date, has not earned any significant revenues and does not generate revenues from operations. Accordingly, the Company is reliant upon funding from capital raising activities. Therefore, the use of traditional performance standards, such as corporate profitability, is not considered to be appropriate in the evaluation of corporate or executive performance. In addition, the Compensation Committee and the Board of Directors have to consider the financial situation of the Company in a wider context and involving the ongoing status of the Prairie Creek Project, when setting its executive compensation levels.

Historical Compensation Approach

Historically, the compensation of executive officers of the Company has been comprised primarily of cash compensation and the allocation of incentive stock options and restricted share units. In establishing levels of remuneration and in granting stock options and restricted share units, the Compensation Committee, having taken into consideration the financial position of the Company, takes into consideration the executive’s performance, level of expertise, responsibilities and length of service to the Company, as well as comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. When determining an element of compensation to be paid to a particular NEO, the Compensation Committee takes into account the amount of each other element of compensation that has been paid to that NEO.

Historically, the Compensation Committee relied on the general knowledge and experience of its members, and recommendations from senior management, in reviewing appropriate levels of compensation for executive officers and the implementation of, or amendment to, any other aspects of compensation that the Compensation Committee may review from time to time. All Compensation Committee members have relevant general, but not direct, experience in executive compensation and compensation policies and practices in the junior mineral resources business gained through current and prior experience in business, the minerals industry and government. In addition, the Compensation Committee reviewed compensation levels within the industry primarily through the use of third-party “Compensation Reports”, which are available through certain consulting firms. These reports typically included information for larger mining companies and assist the Compensation Committee in determining approximately the salary levels and other benefits in place across the industry.

2018 Compensation Review

In August 2018, the Committee hired Willis Towers Watson (“WTW”), a global compensation consultant, to compare the Company’s current levels of compensation with a large basket of organizations or a “Peer Group” in the same industry and of similar size and stage of development. Over the period August to September 2018, WTW developed the Peer Group for compensation benchmarking and to review the Company’s compensation practices relative to such Peer Group. The Peer Group was developed based on companies at a comparable stage of development and of relevant size (approximately half to double) to the Company based on market capitalization. Based on these criteria, the 12 companies that were included in the comparator Peer group were: Alexco Resource Corp.; Almaden Minerals Ltd; Aquila Resources Inc.; Foran Mining Corporation; Fortune Minerals Limited; Midas Gold Corp.; Nevada Copper Corp.; Noront Resources Ltd.; Polymet Mining Corp.; Titan Mining Corporation; Trilogy Metals Inc.; Victoria Gold Corp; and an additional 7 companies included in an “aspirational” group were: Ascendant Resources Inc.; Capstone Mining Corp.; Copper Mountain Mining Corporation; Imperial Metals Corporation; North American Palladium Ltd.; Sabina Gold & Silver Corp.; Taseko Mines Limited.

Using this information from the WTW report, the Compensation Committee conducted a review of the Company’s compensation for Named Executive Officers (“NEO” defined below under the heading “Summary Compensation Table”) with benchmarking relative to the identified Peer Group, and recommended compensation adjustments for executive officers.

The Committee also recommended instituting a formal method of evaluating performance involving the use of key performance indicators (KPIs) for executive officers. Goals and objectives for the Company were previously typically set through discussions at Board meetings, and senior management would then work to achieve these goals and objectives. Follow-up on progress would typically take place at subsequent Board meetings. This formal method using KPIs was implemented for evaluating the performance of the new CEO in 2018 and will be fully implemented for all NEOs and senior officers with regard to evaluating 2019 performance.

The Board did not set formal, person-specific, performance goals for the NEOs, except for the CEO, for 2018.

CEO Compensation

Under the terms of his Employment Agreement, Robert J. (Don) MacDonald, CEO and Director of the Company was awarded an initial grant of 2,500,000 stock options at an exercise price of $0.20 per share. The Company agreed to award up to the equivalent value of 30% of his base annual salary (pro-rated for any partial year of service) as a short-term equity incentive bonus and up to the equivalent value of 100% of his base annual salary (pro-rated for any partial year of service) as a long-term equity incentive, subject to standard conditions.

These targets are subject to annual review taking into consideration the performance of the CEO and the performance of the business, as well as any changes to the Company’s compensation policies. The amount of the any incentive bonus payable shall be at the sole discretion of the Board of Directors.

The Compensation Committee recommended instituting a formal method of evaluating the performance of the CEO involving the use of KPIs. The selected KPIs for the CEO, agreed for the period from May 15, 2018 to December 31, 2018, were

(a) Safety 10%;
(b) Financial 30%;
(c) Technical 24%;
(d) Human Resources 15%; and
(e) Environment and Permitting 26%.

Evaluation of the performance of the CEO in the period yielded an overall achievement of 100%, which was then applied to the bonus payable under the employment contract of the Chief Executive. The Compensation Committee awarded a cash bonus to the CEO of 30% of his base salary and a long-term incentive bonus equivalent to 100% of base salary payable in a combination of restricted share units and stock options.

Given the ongoing development of the Company, the KPIs for the CEO and other NEO for 2019 and subsequent periods may differ from those set for 2018.

Other Matters

The Compensation Committee is responsible for considering the risks associated with the Company’s compensation policies and practices and has not identified any specific risks associated with the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect.

Because of the current scale and scope of the Company’s operations, and the limited number of senior management and employees, and the oversight by the Board of all significant activities, including risk management, the Compensation Committee does not believe that the Company’s compensation policies and practices would encourage any executive officer to take inappropriate or excessive risk.

The Company has not prohibited its executive officers or directors from purchasing financial instruments that are designed to hedge or off-set a decrease in market value of any securities of the Company granted as compensation or held, directly or indirectly, by an executive officer or director.

Base Salary

The Company traditionally provided executive officers with base salaries which represent their minimum compensation for services rendered during the fiscal year. Salary levels are based upon the executive’s experience, responsibilities, performance, and time commitment. Base salaries are usually reviewed annually by the Compensation Committee.

In August 2016, having regard to the improved financial position of the Company the Compensation Committee reviewed the base salaries of the CEO, CFO, and COO and recommended that cost reduction measures which had been implemented in 2015 be removed along with appropriate increases in base salary in line with industry standards. In addition, the CEO, COO and CFO were granted restricted share units under the Company’s RSU Plan.

In 2017, the Compensation Committee reviewed the base salaries of the CEO, CFO, and COO and did not recommend any adjustments to the base salaries which had been revised in mid 2016.

In the latter half of 2018, the Compensation Committee with the aid of WTW reviewed the base salaries of the executive officers and recommended an appropriate increase in base salary from June 30, 2018 in line with the indicated Peer Group and in line with industry standards. The base salary for 2018 of the CEO, Don MacDonald, was initially determined through negotiation of employment terms at the time of his recruitment in May 2018 and reflected in his Employment Agreement.

Restricted Share Units

In 2014, the Company adopted a Restricted Share Unit Plan (the “RSU Plan”) for the benefit of the Company’s employees, directors and consultants. The RSU Plan is intended to assist the Company in the recruitment and retention of highly qualified employees, directors and eligible consultants by providing a means to reward performance, to motivate participants under the RSU Plan to achieve important corporate and personal objectives and, through the proposed issuance by the Company of Common Shares under the RSU Plan, to better align the interests of participants with the long-term interests of Shareholders.

The Board uses Restricted Share Units (‘‘RSUs’’) issued under the RSU Plan as part of the Company’s overall executive compensation plan. Since the value of RSUs increase or decrease with the price of the Common Shares, RSUs reflect a philosophy of aligning the interests of executives with those of the Shareholders by tying executive compensation to share price performance. In addition, RSUs assist in the retention of qualified and experienced executives by rewarding those individuals who make a long-term commitment.

The RSU Plan is administered by the Compensation Committee. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria. The maximum number of Common Shares which may be reserved, set aside and made available for issuance under the RSU Plan is a variable number equal to 3% of the issued and outstanding Common Shares of the Company as of the date of the grant on a non-diluted basis.

In 2016, in recognition of the completion of the 2016 Preliminary Feasibility Study and the completion of the June 2016 financing of $10.2 million, the Company granted a total of 1,900,000 RSUs to senior officers. The RSUs granted were subject to a ten to eighteen month vesting period; a payout date of 2.5 to 3 years; an expiry date of 5 years.

In respect of 2017, in recognition of the completion of the 2017 Feasibility Study, the completion of the Environmental Assessment (“EA”) of the All Season Road (“ASR”), the completion of an extensive exploration drilling program in Newfoundland, and the successful negotiation of the of US$10 million bridge loan, subsequent to year end, the Company granted a total of 2,300,000 RSUs to senior officers. The RSUs granted were subject to a twelve-month vesting period, a payout date of 2 years, and an expiry date of 5 years.

In respect of 2018, in recognition of the completion of a $20 million equity financing, completion of the corporate reorganization and the receipt of a positive decision from the Federal Minister with regard to the Prairie Creek ASR EA, subsequent to year end, the Company granted a total of 2,609,000 RSUs to three executive officers, namely, the CEO, COO and CFO. The RSUs granted vested immediately, subject to a payout date of 12 months, and an expiry date of 5 years.

Stock Options

The grant of stock options to purchase common shares of the Company, pursuant to the Company’s stock option plan is an integral component of executive officer compensation packages. The Company’s stock option plan is administered by the Board of Directors, with option grants being recommended by the Compensation Committee to the Board. The stock option plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Previous stock option grants are considered when reviewing executive officer compensation packages as a whole.

In 2016, 3,750,000 (2017– nil) stock options were granted to officers and directors of the Company. No stock options were exercised by officers or directors in 2017 or 2016.

In 2018 a total 4,360,000 stock options were granted to officers and directors of the Company. No stock options were exercised by officers or directors in 2018.

In respect of 2018, in recognition of the completion of a $20 million equity financing, completion of the corporate reorganization and the receipt of a positive decision from the Federal Minister with regard to the Prairie Creek All Season Road Environmental Assessment, subsequent to year end, the Company granted a total of 4,050,000 stock options to executive officers. The stock options granted are exercisable at $0.10 per share with a 5-year term and vest quarterly over 2 years.

Other Incentives

The Company is implementing a formal annual incentive bonus plan. Any award of a bonus to executive officers remains entirely at the discretion of the Board of Directors based upon recommendation by the Compensation Committee. In considering the payment of any bonus to executive officers, the Compensation Committee takes into account the individual performance and efforts of the executive during the year, the progress made by the Company in furthering its business plan and the overall economic climate.

In respect of the year 2017 year, the COO was awarded a cash bonus of $50,000 primarily in recognition of the successful completion of the 2017 Feasibility Study and the completion of the Environmental Assessment of the All Season Road.

In respect of 2018, as discussed above, in recognition of their contribution towards completion of a $20 million equity financing, the corporate reorganization and receipt of a positive decision from the Federal Minister with regard to the Prairie Creek ASR EA, the NEOs were awarded cash bonuses of which $68,055 was awarded to the CEO, $73,500 was awarded to the COO and $57,500 was awarded to the CFO.

The Company’s health benefit plan is available to all full-time employees. The benefit plan is designed to protect the health of all employees and their dependents, and to provide coverage in the event of disability or death. Perquisites and personal benefits provided to executive officers reflect competitive practices and particular business needs. They are not considered a material component of the executive compensation program.

The Company does not directly link executive compensation to total cumulative shareholder return, as the Company is not in active operations. Instead, the goals of the Company at this point in time are more qualitative and geared towards successfully progressing the development of the Prairie Creek Mine. The Compensation Committee does, however, consider the financial position of the Company and the general economic situation when assessing compensation.

Executive Compensation-Related Fees

To assist with its duties, in August 2018, the Compensation Committee engaged WTW as an independent advisor. WTW has not provided any services to management. WTW’s mandate was to provide independent advice to the Compensation Committee on executive and director compensation.

The fees paid to WTW in the financial year 2018 are provided in the table below.

Independent Advisor Fees	$61,000

All Other Fees	Nil
Total Fees Paid	$61,000

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return over the last five financial years of the common shares of the Company, assuming a $100 investment in the common shares of the Company on December 31, 2013, with the S&P/TSX Composite Index during such period, assuming dividend reinvestment.

SUMMARY COMPENSATION TABLE

The following table sets out all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial year ended on December 31, 2018, in respect of each of the individuals comprised of each CEO and the CFO (who acted in such capacity for all or any portion of the most recently completed financial year), and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, (other than the CEO and the CFO), as at December 31, 2018 whose total compensation was, individually, more than $150,000 for the financial year and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively, the "Named Executive Officers" or "NEOs").

Name And Principal Position	Year	Salary ($)	Share-based awards(1) ($)	Option-based awards (1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation (3) ($)	Total Compensation ($)
					Annual incentive plans (2)	Long-term incentive plans (2)
Don MacDonald	2018	225,000	146,900	236,000(3)	68,055	Nil	Nil	Nil	675,955
President, CEO and	2017	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Director (3)	2016	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Alan B. Taylor	2018	222,500	58,000	40,000	73,500	Nil	Nil	Nil	394,000
COO, Vice President,	2017	200,000	75,000	Nil	50,000	Nil	Nil	Nil	325,000
Exploration	2016	141,667	165,000	172,692	Nil	Nil	Nil	Nil	479,359
Trevor L. Cunningham	2018	217,600	56,000	36,000	57,500	Nil	Nil	Nil	367,100
CFO, Vice President,	2017	197,600	60,000	Nil	Nil	Nil	Nil	Nil	257,600
Finance	2016	155,438	132,000	129,519	Nil	Nil	Nil	Nil	416,957
Michael Vande Guchte	2018	177,500	Nil	6,000	15,000	Nil	Nil	Nil	198,500
Vice President	2017	175,000	60,000	Nil	Nil	Nil	Nil	Nil	235,000
Exploration	2016	123,958	Nil	86,347	Nil	Nil	Nil	Nil	210,305
(Newfoundland)
John F. Kearney	2018	87,500	Nil	Nil	Nil	Nil	Nil	400,000 (5)	487,500
former President and	2017	175,000	150,000	Nil	Nil	Nil	Nil	Nil	325,000
CEO (4)	2016	131,250	330,000	172,692	Nil	Nil	Nil	Nil	633,942

(1)	The value of share-based and option-based awards represents the grant date fair value of the RSUs or stock options awarded. The share-based awards granted are subject to an immediate to 18 month vesting period; a payout date of 2 to 3 years; an expiry date of 5 years; and are assigned a fair value based on the share price at time of issuance.
(2)	Perquisites have not been included, as they do not exceed 10% of total salary for the financial years presented.
(3)	On May 16, 2018, Don MacDonald was appointed as President of the Company and on June 27, 2018 also appointed CEO and a director but was not compensated for services in his director capacity. On hiring Mr. MacDonald was granted options to purchase 2,500,000 shares of the Company at $0.20 per share with a Black-Sholes value of $150,000.
(4)	On June 27, 2018, John Kearney retired as CEO and his compensation as a director for the latter part of 2018 is disclosed in the following “Director Compensation” section.
(5)	A retirement allowance of $350,000 was paid to Mr Kearney upon retirement and a further $50,000 was paid in January 2019. Mr. Kearney was also retained as a consultant for a one year period at $10,000 per month. These amounts are not included above.

INCENTIVE PLAN AWARDS

The following table shows all awards outstanding to each Named Executive Officer as at December 31, 2018.

	Option-based Awards				Share-based Awards
					Number of	Market or	Market or
					shares or	payout	payout
	Number of				units of	value of	value of
	securities			Value of	shares that	share-based	vested
Name	underlying	Option		unexercised in-	have not	awards that	share-based
	unexercised	exercise	Option	the-money	vested	have not	awards not
	options	price	expiration date	options (1)	(#)	vested(2)	paid out or
	(#)	($)		($)		($)	distributed(2)
							($)
Don MacDonald	2,500,000	0.20	May 16, 2023	Nil	Nil	Nil	Nil
Alan B. Taylor	1,000,000	0.35	August 10, 2021	Nil	Nil	Nil	80,000
Trevor L. Cunningham	750,000	0.35	August 10, 2021	Nil	Nil	Nil	64,000
Michael Vande Guchte	500,000	0.35	August 10, 2021	Nil	Nil	Nil	32,000
John F. Kearney (3)	1,000,000	0.35	August 10, 2021	Nil	Nil	Nil	160,000

(1)	Calculated based on the difference between the market value of the shares underlying the option-based awards at the end of the most recently completed financial year, which was $0.08, and the exercise or base price of the option-based award.
(2)	Calculated based on the market value of the shares underlying the restricted share units at the end of the most recently completed financial year which was $0.08.
(3)	On June 27, 2018, John Kearney retired as CEO and his compensation as a director for the latter part of 2018 is disclosed in the following “Director Compensation” section.

Incentive plan awards – value vested or earned during the year ended December 31, 2018

	Option-based awards –		Non-equity incentive plan
Name	Value vested during the	Share-based awards – Value	compensation – Value earned during
	year (1)	vested during the year	the year (2)
	($)	($)	($)
Don MacDonald	Nil	Nil	Nil
Alan B. Taylor	Nil	40,000	Nil
Trevor L. Cunningham	Nil	32,000	Nil
Michael Vande Guchte	Nil	32,000	Nil
John F. Kearney (3)	Nil	80,000	Nil

(1)	The value of vested options or share-based awards represents the aggregate dollar value that would have been realized if any of the options granted had been exercised on the vesting dates. The dollar value of vested options is the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.
(2)	Other than for Don MacDonald, the Company does not have a formal bonus plan tied to set targets. Any bonus payments, other than for Don MacDonald, are entirely discretionary and are reviewed by the Compensation Committee as part of an overall review of performance for the year.
(3)	On June 27, 2018, John Kearney retired as CEO and his compensation as a director for the latter part of 2018 is disclosed in the following “Director Compensation” section.

Stock Option Plan

Under the Company’s stock option plan, options to purchase common shares of the Company may be granted to employees, officers and directors of the Company or subsidiaries of the Company and other persons or companies engaged to provide ongoing management or consulting services for the Company or any entity controlled by the Company. In determining the number of common shares of the Company subject to each option granted under the plan, consideration is given to the present and potential contribution by such person or company to the success of the Company and the appropriate number and percentage of options that should be awarded and held by each party granted options relative to the total number of shares issued and stock options granted.

At December 31, 2018, there were 9,460,000 stock options outstanding, representing approximately 2.6% of the Company's issued and outstanding common shares as of December 31, 2018. At the Annual General and Special Meeting held on June 27, 2018, shareholders approved the amendment of the Company’s stock option plan to increase the number of Common Shares reserved for issuance under the Stock Option Plan by 10,800,000 common shares to 18,300,000 common shares.

Subsequent to year end, the Company granted a total of 4,050,000 stock options to executive officers. The stock options granted are exercisable at $0.10 per share with a 5-year term and vest quarterly over 2 years.

The purpose of the Company’s equity compensation plans is to attract and motivate directors, officers and employees of and service providers to the Company (collectively, the “Optionees”) and thereby advance the Company’s interests by affording such persons with an opportunity to acquire an equity interest in the Company through the stock options.

Restricted Share Unit Plan

Administration of Plan and Eligible Participants

The RSU Plan is administered by the Compensation Committee of the Board or such other Committee of the Board as may be designated by the Board (the “Committee”). Employees, directors and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the RSU Plan. In accordance with the terms of the RSU Plan, the Company, under the authority of the Board of Directors through the Committee, will approve those employees, directors and eligible consultants who are entitled to receive RSUs and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Company. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria. The Committee may impose additional conditions to any particular RSU award.

RSUs Outstanding

During the year ended December 31, 2018, the Company issued 2,300,000 (2017 – nil) RSUs to senior officers and employees and redeemed 3,650,000 (2017 – nil) RSUs. The RSUs granted are subject to an eleven month vesting period; a payout date of 2.0 to 2.5 years; an expiry date of 5 years; and are assigned a fair value based on the share price at time of issuance. At December 31, 2018, there were 4,200,000 RSUs outstanding (December 31, 2017 – 5,550,000).

Subsequent to year end, the Company granted a total of 2,689,000 RSUs to senior officers with immediate vesting; a payout date of January 1, 2020; and an expiry date of 5 years and redeemed 900,000 RSUs.

Maximum Number of Common Shares Available for Issue Under the RSU Plan

The maximum number of Common Shares which may be reserved, set aside and made available for issuance under the RSU Plan is a variable number equal to 3% of the issued and outstanding Common Shares of the Company as of the date of the grant on a non-diluted basis. In addition, the maximum number of Common Shares issued to insiders under the RSU Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Company within any one year period, will not exceed 10% of the total number of outstanding Common Shares

Vesting

The vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the Committee.

Once the RSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares or cash equal to the Market Value of the equivalent number of Common Shares. The vested RSUs may be settled through the issuance of Common Shares from treasury by the delivery of Common Shares purchased in the open market, in cash or in any combination of the foregoing at the discretion of the Company. If settled in cash, the amount shall be equal to the number of Common Shares in respect of which the participant is entitled multiplied by the Market Value of a Common Share on the payout date. “Market Value” per share is defined in the RSU Plan and means, as at any date (if the Common Shares are listed and posted for trading on the TSX), the volume-weighted average price of the Common Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date. The RSUs may be settled on the payout date, which shall be the third anniversary of the date of the grant or such other date as the Compensation Committee may determine at the time of the grant, which in any event shall be no later than the expiry date for such RSUs. The expiry date of RSUs will be determined by the Committee at the time of grant. However, the maximum term for all RSUs is two years after the participant ceases to be an employee or eligible consultant of the Company. All unvested or expired RSUs are available for future grants.

Cessation of Entitlement

Unless otherwise determined by the Company in accordance with the RSU Plan, RSUs which have not vested on a participant’s termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Company’s discretion (unless otherwise provided in the applicable Grant Agreement), all or a portion of such participant’s RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion. All forfeited RSUs are available for future grants.

Transferability of RSUs

RSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the sole shareholders or beneficiaries of which, as the case may be, are any combination of the participant, the participant’s spouse, minor children or minor grandchildren, and after the participant’s lifetime shall enure to the benefit of and be binding upon the participant’s designated beneficiary, on such terms and conditions as are appropriate for such transfers to be included in the class of transferees who may rely on a Form S-8 registration statement under the U.S. Securities Act of 1933, as amended, to sell Common Shares received pursuant to the RSU.

Amendments to the RSU Plan

The Board may, without notice, at any time and from time to time, without shareholder or RSU Plan participant approval, amend certain provisions of the RSU Plan in such manner as the Board, in its sole discretion, determines appropriate including:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the RSU Plan;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan;

(c)	to change the vesting provisions of RSUs;

(d)	to change the termination provisions of RSUs or the RSU Plan that does not entail an extension beyond the original expiry date of the RSU;

(e)	to preserve the intended tax treatment of the benefits provided by the RSU Plan, as contemplated therein; or

(f)	any amendments necessary or advisable because of any change in applicable laws;

provided, however, that:

(g)	no such amendment of the RSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the RSU Plan; and

(h)	Shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(i) an increase in the percentage of the outstanding Common Shares issuable pursuant to the RSU Plan ;

(ii)	an extension of the expiry date for RSUs granted to insiders under the RSU Plan;

(iii)	other types of compensation through Common Share issuance;

(iv)	expansion of the rights of a participant to assign RSUs beyond what is currently permitted in the RSU Plan;

(v)	the addition of new categories of participants, other than as already contemplated in the

(vi)	a change in the issue price of Common Shares issuable pursuant to the RSU Plan benefitting an insider;

(vii)	a change to the amendment provisions of the RSU Plan; or

(viii)	an amendment to remove or exceed the RSU Insider Limit.

Deferred Share Unit Plan

Administration of Plan and Eligible Participants

The Deferred Share Unit Plan (the “DSU Plan”) is used for the benefit of the Company’s non-executive directors. The Board may award Deferred Share Units (‘‘DSUs”) under the DSU Plan to a non-executive director (each a “Participant”) in such number as the Board deems advisable to provide the director with appropriate equity-based compensation for the services he or she renders to the Company.

DSUs Outstanding

During the year ended December 31, 2018, the Company issued 1,912,803 (2017 – 662,440) DSUs to directors. As at December 31, 2018, a total of 3,036,647 DSUs remain outstanding. The DSUs are fully vested upon issuance; subject to the plan are paid out upon retirement and are assigned a fair value based on the five day volume weighted average share price upon issuance.

Subsequent to December 31, 2018, the Company redeemed 334,388 DSUs held by a retired director.

Maximum Number of Common Shares Available for Issue Under the DSU Plan

DSUs may be granted in accordance with the DSU Plan, provided the aggregate number of DSUs outstanding pursuant to the DSU Plan from time to time does not exceed 2% of the issued and outstanding Common Shares from time to time. The DSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other security- based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares.

Transferability of DSUs

No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any participant under the DSU Plan except by will or laws of descent and distribution.

Amendments to the DSU Plan

The Board may at any time, and from time to time, and without shareholder or DSU Plan participant approval, amend certain provisions of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the DSU Plan including amendments of a “clerical” or “housekeeping” nature;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the DSU Plan;

(c)	amendments to the termination provisions of the DSU Plan;

(d)	amendments necessary or advisable because of any change in applicable laws;

(e)	amendments to the transferability of DSUs;

(f)	amendments relating to the administration of the DSU Plan; or

(g)	any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws;

provided, however, that:

(h)	no such amendment of the DSU Plan may be made without the consent of each affected participant in the DSU Plan if such amendment would adversely affect the rights of such affected participant(s) under the DSU Plan; and

(i)	shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment:

	(i)	to increase the maximum number of Common Shares which may be issued under the DSU Plan;

	(ii)	to the amendment provisions of the DSU Plan;

	(iii)	to the definition of “Participant”;

	(iv)	to remove or exceed the DSU Insider Limit; or

	(v)	to change the issue price of Common Shares issuable pursuant to the DSU Plan benefitting an insider.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out certain details as at December 31, 2018 with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance:

	Number of securities to	Weighted-average exercise	Number of securities
Plan Category	be issued upon	price of outstanding options,	remaining available for
	exercise of outstanding	warrants and rights(2)	future issuance under
	options, warrants and		equity compensation plans
	rights(1)		(excluding securities
			reflected in column (a))
	(a)	(b)	(c)
Stock Option Plan	9,460,000	$0.26	8,840,000
Deferred Share Unit Plan	3,036,647	n/a	4,356,631
Restricted Share Unit Plan	4,200,000	n/a	6,889,918
Total	16,696,647	n/a	20,086,549

(1)	Represents the number of common shares reserved for issuance upon exercise of outstanding options, RSUs and DSUs.
(2)	Since RSUs and DSUs do not have an exercise price, they have not been factored into the weighted average price calculation.

PENSION PLAN BENEFITS

The Company does not provide any form of group pension plan benefits to employees, officers or directors.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Except as otherwise disclosed herein, the Company has no compensatory plan or arrangement in respect of compensation received, or that may be received, by a Named Executive Officer in the Company's most recently completed or current financial year to compensate such NEO in the event of the termination of employment (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in responsibilities of the NEO following a change in control.

The Company entered into an Employment Agreement dated May 4, 2018 with Mr. Don MacDonald, Chief Executive Officer, for his continuing services as an officer of the Company (the “MacDonald Agreement”). Certain provisions in the MacDonald Agreement deal with events around termination of employment or resignation following a change of control of the Company, which is defined as the acquisition by any entity, directly or indirectly, of not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities that are sufficient, if exercised, to elect a majority of the Board of Directors (a "Change of Control"). Should Mr. MacDonald’s employment with the Company be terminated without cause, Mr. MacDonald is entitled to receive an amount equal to 75% of his then current annual salary upon termination during the first full year of employment, or 100% of his then current salary during the second full year of employment, or 200% of his then current salary subsequent to the second full year of employment. In the event of a Change of Control and subsequent termination by the Company without cause, or resignation of Mr. MacDonald, within 3 months of the Change of Control, Mr. MacDonald is entitled to receive an amount equal to 200% of his then current annual salary.

A summary of the potential payments to Mr. MacDonald, assuming the applicable resignation or termination had occurred on December 31, 2018, is: termination without cause - $270,000; termination without cause or resignation following a change of control - $720,000.

The Company entered into an Employment Agreement dated effective January 1, 2010 with Mr. Alan Taylor, Chief Operating Officer, for his continuing services as an officer of the Company (the “Taylor Agreement”). Certain provisions in the Taylor Agreement deal with events around termination of employment or resignation following a change of control of the Company, which is defined as the acquisition by any entity, directly or indirectly, of not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities that are sufficient, if exercised, to elect a majority of the Board of Directors. Should Mr. Taylor’s employment with the Company be terminated without cause, Mr. Taylor is entitled to receive an amount equal to his then current annual salary upon termination, and a further amount equal to 50% of the initial termination pay amount on the first anniversary of his termination. In the event of a Change of Control and subsequent termination by the Company without cause, or resignation of Mr. Taylor, within 12 months of the Change of Control, Mr. Taylor is entitled to receive an amount equal to twenty-four months of his then current annual salary.

A summary of the potential payments to Mr. Taylor, assuming the applicable resignation or termination had occurred on December 31, 2018, is: termination without cause - $367,500; termination without cause or resignation following a change of control - $490,000.

The Company entered into an Employment Agreement effective January 17, 2011 with Mr. Trevor Cunningham, CFO, for his continuing services as an officer of the Company (the “Cunningham Agreement”). Certain provisions in the Cunningham Agreement deal with events around termination of employment and change in responsibilities amounting to constructive dismissal following a Change of Control. If Mr. Cunningham’s employment is terminated without cause, Mr. Cunningham is entitled to receive twelve months' termination pay at his then current annual salary. In the event of a Change of Control and subsequent termination or constructive dismissal within 12 months of the Change of Control, Mr. Cunningham is entitled to receive, in addition to termination pay, a further amount equal to six months' termination pay at his then current annual salary.

A summary of the potential payments to Mr. Cunningham, assuming the termination had occurred on December 31, 2018, is: termination without cause - $230,000; termination without cause following a change of control -$345,000.

DIRECTOR COMPENSATION

The following table shows director compensation for each director, other than directors that are also Named Executive Officers, for the year ended December 31, 2018.

		Share-	Option-	Non-equity
	Fees	based	based	incentive plan	Pension	All other
Name	earned	awards (1)	awards(2)	compensation	value	compensation	Total
	($)	($)	($)	($)	($)	($)	($)
John F. Kearney (3)	10,625	24,610	14,400	Nil	N/A	Nil	49,635
Dave Nickerson	13,125	34,050	12,000	Nil	N/A	Nil	59,175
Anita Perry (4)	2,935	15,300	12,000	Nil	N/A	Nil	30,235
Jean-Charles Potvin (5)	12,500	18,750	Nil	Nil	N/A	Nil	31,250
Malcolm J.A. Swallow	12,500	34,050	12,000	Nil	N/A	Nil	58,550
Ian Ward	12,500	34,050	12,000	Nil	N/A	Nil	58,550
John Warwick	15,000	34,050	12,000	Nil	N/A	Nil	61,050

(1)	Upon issuance, the DSUs are fully vested and are assigned a fair value based on the five day volume weighted average share price. Subject to the terms and conditions of the DSU Plan, DSUs are paid out upon retirement.
(2)	The value of option-based awards represents the grant date fair value of the stock options awarded.
(3)	On June 27, 2018, John Kearney retired as CEO and his compensation as CEO for the first half of 2018 is disclosed in the preceding “Compensation Discussion and Analysis” section.
(4)	Anita Perry was appointed as a Director effective November 8, 2018.
(5)	Jean-Charles Potvin resigned as a Director effective November 8, 2018.

Prior to the fourth quarter of 2018, the Company paid each director, other than directors that are also Named Executive Officers, an annual fee of $10,000 and granted Deferred Share Units valued at $25,000 (payable quarterly and pro-rated for partial months served).

In the fourth quarter of 2018, the Compensation Committee conducted a review of the Company’s compensation for directors. The Committee, with the assistance of information provided by WTW, compared the current level of compensation for directors with that paid by other comparable companies in the mining industry. Using this information, the Compensation Committee recommended that the compensation of Directors be increased to a total annual value of $50,000, payable in a combination of cash, DSUs and stock options.

With the approval of the Board of Directors, the annual cash compensation of Directors was changed from an annual fee of $10,000 to an annual fee of $20,000. It was also agreed to award annual retainers to directors that chaired a meeting such that the Chairman of the Board would receive an additional annual retainer of $10,000, the chairs of the Audit and Compensation Committees would receive an additional annual retainer of $5,000 and all other committee chairs would receive an additional annual retainer of $2,500. All annual cash compensation to be paid quarterly.

Additionally, the Compensation Committee recommended an annual award to all directors of Deferred Share Units valued at $18,000 ($21,600 to the Chairman) and incentive stock options valued at $12,000 ($14,400 to the Chairman). This recommendation was approved by the Board of Directors.

Outstanding share-based awards, option-based awards and non-equity incentive plan compensation

The following table shows all option-based and share-based awards outstanding to each director, other than those that are also Named Executive Officers, as at December 31, 2018.

	Option-based Awards				Share-based Awards
					Number	Market or	Market or
					of	payout	payout value
				Value of	shares	value of	of vested
	Number of	Option		unexercised	or units	share-	share-based
	securities	exercise	Option expiration	in-the-money	of	based	awards not
	underlying	price	date	options (1)	shares	awards	paid out or
	unexercised	($)		($)	that	that have	distributed (1)
	options				have	not	($)
Name	(#)				not	vested
					vested	($)
					(#)
John F. Kearney (2)	360,000	0.10	December 5, 2023	Nil	Nil	Nil	21,825
Dave Nickerson	200,000	0.35	August 10, 2021	Nil	Nil	Nil	56,502
	300,000	0.10	December 5, 2023
Anita Perry (3)	300,000	0.10	December 5, 2023	Nil	Nil	Nil	14,400
Jean-Charles Potvin (4)	200,000	0.35	February 7, 2019	Nil	Nil	Nil	26,751
Malcolm J.A. Swallow	200,000	0.35	August 10, 2021	Nil	Nil	Nil	41,151
	300,000	0.10	December 5, 2023
Ian Ward	200,000	0.35	August 10, 2021	Nil	Nil	Nil	41,151
	300,000	0.10	December 5, 2023
John Warwick	200,000	0.35	August 10, 2021	Nil	Nil	Nil	41,151
	300,000	0.10	December 5, 2023

(1)	Calculated based on the market value of the shares underlying the share-based awards at the end of the most recently completed financial year which was $0.08.
(2)	On June 27, 2018, John Kearney retired as CEO and his compensation as CEO for the first half of 2018 is disclosed in the preceding “Compensation Discussion and Analysis” section.
(3)	Anita Perry was appointed as a Director effective November 8, 2018.
(4)	Jean-Charles Potvin resigned as a Director effective November 8, 2018.

Incentive plan awards – value vested or earned during the year

The following table shows all incentive plan awards values vested or earned for each director, other than those that are Named Executive Officers, during the year ended December 31, 2018.

	Option-based awards – Value		Non-equity incentive plan
	vested during the year (1)	Share-based awards – Value	compensation – Value earned
Name		vested during the year (2)	during the year
	($)	($)	($)
John F. Kearney (3)	Nil	24,610	Nil
Dave Nickerson	Nil	34,050	Nil
Anita Perry (4)	Nil	15,300	Nil
Jean-Charles Potvin (5)	Nil	18,750	Nil
Malcolm J.A. Swallow	Nil	34,050	Nil
Ian Ward	Nil	34,050	Nil
John Warwick	Nil	34,050	Nil
(1)

The value of vested options represents the aggregate dollar value that would have been realized if any of the options granted had been exercised on the vesting dates. The dollar value is the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)	The value of vested share-based awards represents the aggregate dollar value that would have been realized if the share-based awards granted had been exercised on the vesting dates.
(3)	On June 27, 2018, John Kearney retired as CEO and his compensation as CEO for the first half of 2018 is disclosed in the preceding “Compensation Discussion and Analysis” section.
(4)	Anita Perry was appointed as a Director effective November 8, 2018.
(5)	Jean-Charles Potvin resigned as a Director effective November 8, 2018.

Other than the DSU Plan, the Company has no plans pursuant to which cash or non-cash compensation was paid or distributed to directors during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.

In 2014, the Company adopted a Deferred Share Unit Plan for the benefit of the Company’s, directors. The DSU Plan is intended to assist the Company in the recruitment and retention of qualified, directors by providing a means to compensate directors and through the proposed issuance by the Company of Common Shares under the DSU Plan, to better align the interests of directors with the long-term interests of Shareholders.

Directors are eligible to participate in the Company’s stock option plan and the DSU Plan. During the financial year ended December 31, 2018, the Company issued 1,912,803 DSUs to its Participants.

Directors’ and Officers’ Liability Insurance

Section 21 of the Articles of the Company provides for mandatory indemnification of directors and former directors against all costs, charges and expenses in respect of any proceeding to which they are made a party by reason of being a director or officer of the Company, subject any limitations contained in the Articles and in the Business Corporations Act (British Columbia). The Company maintains insurance for the benefit of the Company’s directors and officers against liability incurred by them in their capacity as directors and officers. No claims have been made to date.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

As at April 18, 2019, there was no indebtedness outstanding of any current or former Director, executive officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a Director or executive officer of the Company, no proposed nominee for election as a Director of the Company and no associate of such persons:

(i)	is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii)	whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

INTEREST OF INFORMED PERSON IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company, or any associate or affiliate of any informed person or proposed director, has had a material interest, direct or indirect, in any transaction of the Company since the commencement of the Company's last fiscal year or in any proposed transaction which has materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

Except as disclosed under the heading “Disclosure of Corporate Governance Practices – Other Committees”, no management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The following discloses the Company’s corporate governance practices as required by National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Independence of Members of Board

At the end of 2018, the Board of Directors consisted of seven directors. Five of the directors, Dave Nickerson, Anita Perry, Malcolm Swallow, Ian Ward and John Warwick, were considered independent of management and of any significant shareholder and are considered competent to exercise independent judgment in carrying out their responsibilities as directors. None of these directors has any direct or indirect material relationship with the Company or its subsidiaries nor any relationship pursuant to which he may accept, directly or indirectly, any consulting, advisory or other compensatory fees, other than as remuneration for acting in his capacity as a member of the Board of Directors or a committee of the Board. The Company has not entered into service contracts with the independent directors nor does it provide for benefits upon termination or retirement.

The Chairman of the Board, John F. Kearney, is not considered independent in that until June 27, 2018 he was also Chief Executive Officer of the Company and thereafter continued to receive compensation as a consultant to the Company. Mr. Kearney, who has been a director of the Company since 2001 and Chairman since 2003, will retire as Chairman at the conclusion of the Meeting and is not standing for re-election as a director.

The Chairman of each of the Audit Committee and the Compensation Committee is an independent director, who provides leadership to those committees, and the Chairman of the Board does not sit on the Compensation Committee.

On July 10, 2018, the Company entered into an amended and restated investor agreement with RCF VI CAD (the “Investor Agreement”) which contains various rights granted to RCF VI CAD, including among other things : (a) for so long as the percentage of the common shares of the Company held by RCF VI CAD is at least 10%, require the Company to maintain the size of the Board at seven directors unless otherwise agreed to by RCF VI CAD; (b)(i) for so long as the percentage of the common shares of the Company held by RCF VI CAD is at least 10%

provide RCF VI CAD with the right to nominate one director to the Board, (ii) at any time the percentage of the common shares of the Company held by RCF VI CAD is at least 20%, provide RCF VI CAD with the right to nominate up to two directors to the Board, and (iii) from time to time, provide RCF VI CAD with the right to nominate additional directors to the Board in proportion to the percentage of the common shares of the Company held by RCF VI CAD; (c) for so long as the percentage of the common shares of the Company held by RCF VI CAD is at least 10%, the Company has certain monthly reporting obligations to RCF VI CAD and RCF VI CAD has quarterly Prairie Creek Project visitation and inspection, and budget review and consultation rights; (d) require the Company to maintain a technical committee and an environmental and social committee, including at least one RCF VI CAD appointee; and (e) for so long as the percentage of the common shares of the Company held by RCF VI CAD is at least 10%, provide RCF VI LLC with certain Board and committee observer rights, including the right to receive all information, materials and documentation provided to the Board and right from time to time, at its sole discretion, to nominate one or more observers to sit in on the general Board meetings and on any meetings of the technical, social, financial and other committees established by the Board and to receive all information and documentation provided to the other members of such committees.

Under the Investor Agreement with RCF VI CAD, the Company is required to maintain both a compensation committee and a nomination committee, each consisting of up to five members, comprising Directors and, if requested by RCF VI CAD, at least one of the Directors nominated as a director by RCF VI CAD, and each subject to a committee charter that is acceptable to the Company and RCF VI CAD.

Management Supervision by the Board

The Company Officers report upon the operations of the Company directly to the Board on a regular basis. The Company does not have an appointed lead director. The independent directors are able to meet at any time they consider necessary without any members of management, including non-independent directors, being present. The Audit Committee is composed of independent directors who meet with the Company’s auditors, and without management in attendance, if considered necessary or desirable. The independent directors have regular and full access to management. Although the independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance, the independent directors are able to meet at any time without the non-independent directors being present if considered necessary or desirable. The independent directors hold in camera discussions at every quarterly Audit Committee meeting to facilitate open and candid discussion amongst themselves.

Participation of Directors in Other Reporting Issuers

The participation of the Directors in other reporting issuers is described in the following table:

Name of Director	Name of Other Reporting Issuer
John F. Kearney	Anglesey Mining Plc (1)
Buchans Resources Limited (1)
Conquest Resources Limited (1)
Labrador Iron Mines Holdings Limited (1)
Xtierra Inc. (1)
Dave Nickerson	Stay Gold Inc.
John Warwick	Sherritt International Corporation
Ian Ward	Candente Gold Corporation

(1)	John F. Kearney is a director of a group of associated public companies, which have some overlapping or common management, and which share office space or other facilities with the Company. In a general sense, these companies operate as a ‘group’ of which John Kearney may be described as “group” Chairman.

Participation of Directors in Board Meetings

In the year ended December 31, 2018, ten Board meetings were held. In addition, there were four meetings of the Audit Committee, eight of the Compensation Committee and two of the Health & Safety Committee. The attendance record of each director for the Board and applicable committee meetings held is as follows:

Name of Director	Board Meetings Attended	Committee Meetings Attended
Don MacDonald (1)	4 of 4	N/A
John F. Kearney	10 of 10	N/A
Dave Nickerson	10 of 10	14 of 14
Anita Perry (2)	1 of 1	N/A
Jean-Charles Potvin (2)	9 of 9	3 of 3
Malcolm J.A. Swallow	9 of 10	8 of 8
Alan B. Taylor (4)	6 of 6	2 of 2
Ian Ward	8 of 10	2 of 2
John Warwick	10 of 10	12 of 12

1.	Don MacDonald was elected as a director at the Company’s Annual General Meeting on June 27, 2018.
2.	Anita Perry was appointed as a Director effective November 8, 2018.
3.	Jean-Charles Potvin resigned as a Director effective November 8, 2018.
4.	Alan Taylor did not stand election as a director at the Company’s Annual General Meeting on June 27, 2018.

Board Mandate

The Board does not have a written mandate. The mandate of the Board is to supervise the management of the business and affairs of the Company. As part of its overall stewardship, the Board of Directors assumes responsibility for strategic planning, identification of the principal risks associated with the Company’s business and ensuring appropriate management of these risks and making all senior officer appointments, including responsibility for evaluating performance, management development and succession planning.

Position Descriptions

The Board has not developed written position descriptions for the Chairman of the Board or the chairs of each of the Board Committees. The Board is of the view that the role and responsibilities of the Chairman of the Board and of the Chairs of the respective Committees are sufficiently familiar that no separate written position descriptions are necessary or advisable. Their primary roles are the managing of the affairs of the Board or such committee including ensuring the Board or such committee is organized properly, functions effectively and meets its obligations and responsibilities. Each chairman conducts the affairs of the committees in accordance with the charters of such committee.

The Chief Executive Officer is responsible for the day to day operations of the Company and reports directly to the Board on a regular basis. The Board responds to, and if it considers appropriate, approves with such revisions as it may require, recommendations which have been brought forward by the Chief Executive Officer. In addition to those matters which by law must be approved by the Board, all significant activities and actions proposed to be taken by the Company including in particular capital budgets, financing, property acquisitions or dispositions, senior appointments and compensation are subject to approval by the Board.

Orientation and Continuing Education

The Company does not have a formal orientation or education program for directors. New Board members are provided with information respecting the functioning of the Board and its Committees. In addition, directors receive copies of Board materials, corporate policies and procedures, and other information regarding the business and operations of the Company. Board members are expected to keep themselves current with industry trends and developments and are encouraged to communicate with management and, where applicable, auditors and technical consultants of the Company, and visit the Company’s offices on a regular basis. Board members have access to legal counsel to the Company in the event of any questions or matters relating to the Board members’ corporate and director responsibilities and to keep themselves current with changes in legislation. Board members have full access to the Company’s records and general industry information and material of interest is circulated to directors on a regular basis.

Ethical Business Conduct

The Board assumes responsibility for the Company’s approach to corporate governance matters. The Board views good corporate governance and ethical business conduct as an integral and essential component to the supervision and management of the Company and to meet responsibilities to shareholders, employees and other stakeholders.

The Board has adopted a written Code of Ethics for directors, officers and employees – a copy of this Code can be found on the Company’s website at www.norzinc.com. The Code is intended to define the ethical and regulatory standards applicable to all directors, officers and employees (including contractors) of the Company, and their family members, and provides guidance as to the following matters (being a summary and not an exhaustive list): honest and ethical conduct; avoidance of conflicts of interests, whether actual or perceived; full, fair, accurate, timely and understandable disclosures; compliance with legislation and regulations; prompt internal disclosure of any violation of the Code; and accountability for any failure to respect the Code.

The Code is not considered a comprehensive guide to all of the Company’s policies or to individuals’ responsibilities under applicable laws and regulations. The Code is intended to provide general parameters and expectations of the Company and is provided to all directors, officers, employees, and key contractors when they commence their services with the Company.

The Board conducts periodic reviews of the Company’s corporate governance practices and procedures in the light of applicable rules and guidelines and the current status and stage of development of the Company.

Directors are expected to adhere to all corporate law requirements in respect of any transaction or agreement in which they may have a material interest. It is a requirement of applicable corporate law that directors who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material. Where appropriate, any director having a material conflict of interest is expected to withdraw from the meeting and not participate in the meeting where such matter is being considered, so that the remaining directors may properly exercise independent judgment.

Nomination of Directors

The Board has appointed a Nominating Committee consisting of John Kearney and John Warwick. The mandate of the Nominating Committee is to identify the experience and competency the Board requires, assess the skills of current board members, determine if the Board would benefit from new directors and, having regard to the rights of RCF VI CAD pursuant to the Investor Agreement to nominate directors and the obligation to maintain the size of the Board at seven directors unless otherwise agreed to by RCF VI CAD, evaluate and recommend suitable director candidates.

Nominations, as they arise, are generally the result of discussions between members of the Board and the CEO, and discussions with RCF VI CAD. Nominations to the Board are determined, after appropriate review investigation and recommendation of the Nominating Committee, by the Board of Directors.

In July 2018, the Company entered into the Investor Agreement with RCF VI CAD, which contained various rights granted to RCF VI CAD as described above, including certain nomination rights.

Anita Perry, who was appointed to the Board in November 2018, was nominated by RCF VI CAD.

Compensation Committee

The Board has appointed a Compensation Committee which has responsibility for determining compensation for the directors and senior management. In 2018, the Compensation Committee of the Board consisted of Dave Nickerson, Malcolm Swallow, and John Warwick (all considered independent directors). The Compensation Committee relies on the general knowledge and experience of its members, and recommendations from senior management, in reviewing appropriate levels of compensation for executive officers and the implementation of, or amendment to, any other aspects of compensation that the Compensation Committee may review from time to time. All Compensation Committee members have relevant general, but not direct, experience in executive compensation and compensation policies and practices in the junior mineral resources business gained through current and prior experience in business, the minerals industry and government.

Pursuant to its Charter, the Compensation Committee has, among others, the following responsibilities:

  Review and make recommendations to the Board regarding the Company’s compensation plans, including with respect to incentive-compensation plans and equity-based plans, policies and programs.

  Review the level and form of the directors’ compensation and recommend changes to the Board for consideration and approval.

  Review and monitor the Company’s employee and management compensation and benefit plans and policies, provide oversight of any employee benefit plan, and review and approve the compensation of the Company’s executive officers.

  Annually review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives and establish the individual elements of the CEO’s total compensation based on this evaluation.

  Review and make recommendations to the Board with regard to grants and/or awards of restricted stock, stock options and other forms of equity-based compensation under the Company’s stock option, incentive- compensation and equity-based plans (as applicable).

  Review and make recommendations to the Board, when and if appropriate, of employment agreements, severance agreements and change in control provisions / agreements for the CEO and other executive officers.

The Compensation Committee makes recommendations to the Board with respect to the compensation of the President and CEO. The Compensation Committee meets as requested by the Board or the CEO, or as considered desirable by the Compensation Committee. The Compensation Committee has the authority to retain independent advisors as it may deem necessary or appropriate to allow it to discharge its responsibilities.

Other Committees

In addition to the Audit Committee, the Nominating Committee and the Compensation Committee, the Board also has a Health & Safety Committee comprised of Board members Ian Ward, Dave Nickerson and Anita Perry, along with the Company’s Chief Operating Officer, Alan Taylor and the Prairie Creek Site Managers. The function of the Health & Safety Committee is to review the Company’s Health & Safety Policies, practices and programs, to oversee and regularly evaluate the Company’s health and safety performance and to monitor and advise the Board on current and anticipated future best practices and regulatory issues relating to health and safety.

Assessment

The Board of Directors continuously reviews on an ongoing informal basis the effectiveness of the Board as a whole and the effectiveness, contribution and performance of the Board, its committees and individual directors. Each year, when it determines the number of directors to be elected at the annual meeting of shareholders, the Board considers its appropriate size and composition to properly administer the affairs of the Company and to effectively carry out the duties of the Board, given the Company’s current status and stage of development.

Director Term Limits and Other Mechanisms of Board Renewal

The Company does not impose term limits on its directors. The Company believes term limits are an arbitrary mechanism for removing directors and can result in highly qualified and experienced directors forced out solely based on the length of their service.

Policies Regarding the Representation of Women

The Company has not adopted a written policy relating to the identification and nomination of women directors, as it believes that the interests of the Company would be best served by ensuring that new directors are identified and selected from the widest possible group of potential candidates. A formalized written diversity policy governing the identification and selection of potential women candidates may unduly restrict the Board's ability to select the best and most suitable candidate.

The Board is responsible for establishing qualifications and skills necessary for an effective Board and for various committees of the Board, including but not limited to factors such as professional experience, particular areas of expertise, personal character, potential conflicts of interest, diversity and other commitments.

Although diversity (which includes diversity in gender, age, ethnicity and cultural background) is one of the factors considered in the Company's director identification and selection process, other factors, including knowledge and relevant experience, or particular areas of expertise, are given greater consideration in the director identification and selection process. In light of the Company's view that candidates should be selected from the widest possible group of qualified individuals, the level of representation of women may be considered, but is not a major factor in identifying and nominating candidates for election to the Board.

In November 2018, Anita Perry was appointed to the Board of Directors and Shelley Brown is being nominated for election as a director at the Meeting.

The Company's views with respect to the representation of women in executive officer positions when making executive officer appointments is the same as its views on the representation of women in the director identification and selection process. In making decisions as to executive officer appointments, the Company believes that decisions to hire or promote an individual should be based on that person's knowledge and experience, particular areas of expertise, character and merit. Accordingly, the representation of women in executive officer positions may be considered but is not a major factor when making executive officer appointments.

The Company has not adopted a target regarding the representation of women on the Board or in executive officer positions for the reasons set out above. The Company believes that adopting such a target may unduly restrict its ability to select, hire or promote the best and most suitable candidate for the position in question.

The Company currently has one woman Board member (15%) and, subject to the election of Shelley Brown at the Meeting will have two women Board members (29%). The Company does not have any women executive officers.

AUDIT COMMITTEE DISCLOSURE

The Company's audit committee is governed by a written charter that sets out its mandate and responsibilities. A copy of this charter and the disclosure on the Audit Committee, including the qualifications and experience of its members, as required by National Instrument 52-110 Audit Committees, is contained under the heading “Audit Committee Information” in the Company's Annual Information Form (Form 20-F) dated March 15, 2019 for the year ended December 31, 2018 which may be viewed under the Company's profile on SEDAR at www.sedar.com.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the Management Proxyholders intend to vote for the re-appointment of KPMG LLP, as auditors of the Company for the 2018 fiscal year, and to authorize the directors to fix their remuneration.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company's profile on SEDAR at www.sedar.com and on the Company's website at www.norzinc.com. Financial information is provided in the Company’s Financial Statements and Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2018.

Shareholders may request copies, free of charge, of the Company’s Financial Statements, MD&A and Annual Information Form by contacting the Company at:

Suite 1710, 650 West Georgia Street
Vancouver, British Columbia V6B 4N9
Tel: (604) 688-2001 Fax: (604) 688-2043
Email: invest@norzinc.com

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the Management Proxyholders to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED at Vancouver, British Columbia as of the 18th day of April, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

“John F. Kearney”

John F. Kearney, Chairman